Exhibit 99.2

Sagtec Global Limited Announces Closing of Initial Public Offering

KUALA LUMPUR, MALAYSIA, March 10, 2025 (GlobeNewswire) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions that has revolutionized Malaysia’s Food and Beverage industry with Speed+, a pioneering cloud point of sale (POS) system integrated QR Pay, today announced the closing of its previously announced initial public offering (the “Offering”) of an aggregate 1,750,000 ordinary shares at a public offering price of $4.00 per share. The total gross proceeds from the Offering were approximately $7 million, before deducting underwriting discounts and commissions and offering expenses.

The ordinary shares began trading on the Nasdaq Capital Market on March 7, 2025, under the ticker symbol “SAGT”.

The Benchmark Company, LLC (“Benchmark”) acted as sole book-running manager for the Offering. Ortoli Rosenstadt LLP acted as U.S. legal counsel to the Company, and McGuireWoods LLP acted as U.S. legal counsel to Benchmark.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 related to the Offering, as amended (File No. 333-284053), which was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on March 6, 2025. The Offering was made only by means of a prospectus forming a part of the registration statement. Electronic copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting: The Benchmark Company, LLC, 150 E. 58th St., 17th Floor, New York, NY 10155, by telephone at +1 212-312-6700 or by email at Prospectus@benchmarkcompany.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sagtec Global Limited

Sagtec is a leading provider of customizable software solutions, primarily serving the Food & Beverage (F&B) sector. The Company also offers software development, data management, and social media management to enhance operational efficiency across various industries, including Key Opinion Leaders (KOLs). Additionally, Sagtec operates power-bank charging stations at 300 locations across Malaysia through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Telephone +6011-6217 3661

Email: info@sagtec-global.com